          Filed by Board of Trade of the City of Chicago, Inc. (CBOT) Subject Company -- Board of Trade of the City of Chicago, Inc. File No. 333-54370

The following document was distributed to CBOT members and certain financial institutions beginning on August 27, 2001.

           CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
--------------------------------------------------------------------------------
                                (in thousands)

                                                                (Unaudited)
                                                                  June 30,    December 31,
                             ASSETS                                 2001          2000
                                                                 ---------    ---------
Current assets:
   Cash and cash equivalents:
    Held under deposit and membership transfers                  $   1,511    $   4,653
    Restricted                                                         909            -
    Unrestricted                                                    29,072       23,552
                                                                 ---------    ---------

           Total cash and cash equivalents                          31,492       28,205

   Accounts receivable, net                                         21,787       20,920
   Other current assets                                              1,961        3,256
                                                                 ---------    ---------

           Total current assets                                     55,240       52,381

Property and equipment:
   Land                                                             34,234       34,234
   Buildings and equipment                                         306,520      305,922
   Furnishings and fixtures                                        148,625      153,504
   Computer software and systems                                    56,665       50,203
   Construction in progress                                              -          938
                                                                 ---------    ---------

           Total property and equipment                            546,044      544,801
   Less accumulated depreciation and amortization                  254,594      239,745
                                                                 ---------    ---------

           Property and equipment - net                            291,450      305,056

Other assets                                                        14,960       14,757
                                                                 ---------    ---------

Total assets                                                     $ 361,650    $ 372,194
                                                                 =========    =========

                        LIABILITIES AND MEMBERS' EQUITY

Current liabilities:
   Accounts payable                                              $   9,391    $  17,805
   Due to CBOT/Eurex Alliance                                        5,481        8,939
   Funds held for deposit and membership transfers                   1,511        4,653
   Note payable                                                      7,716        9,282
   Current portion of long-term debt                                13,822       18,014
   Deferred revenue                                                  4,581          155
   Other current liabilities                                        26,509       17,682
                                                                 ---------    ---------

           Total current liabilities                                69,011       76,530

 Long-term liabilities:
   Deferred income taxes                                            25,118       28,572
   Long-term debt                                                   59,976       64,286
   Other liabilities                                                 9,489       11,486
                                                                 ---------    ---------

           Total long-term liabilities                              94,583      104,344
                                                                 ---------    ---------

           Total liabilities                                       163,594      180,874

Equity:
   Members' equity                                                 198,112      191,320
   Accumulated other comprehensive loss                                (56)           -
                                                                 ---------    ---------

           Total members' equity                                   198,056      191,320
                                                                 ---------    ---------

Total liabilities and members' equity                            $ 361,650    $ 372,194
                                                                 =========    =========

           BOARD OF TRADE OF THE CITY OF CHICAGO, INC.
                        AND SUBSIDIARIES

           CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                   (Unaudited) (in thousands)

------------------------------------------------------------------------------------------------


                                                                         Six Months Ended
                                                                              June 30,
                                                                   -------------------------------
                                                                         2001             2000
                                                                   --------------    -------------
Revenues:
   Exchange fees                                                       $ 63,316         $ 54,454
   Market data                                                           32,102           29,330
   Building                                                              12,589           12,717
   Services                                                               6,401            9,638
   Dues                                                                   4,614              917
   Other                                                                    550              684
                                                                       --------         --------

           Total revenues                                               119,572          107,740


Expenses:
   Salaries and benefits                                                 29,845           30,723
   Depreciation and amortization                                         21,984           18,181
   Professional services                                                 10,039           14,491
   General and administrative expenses                                   28,691           21,802
   Building operating costs                                              11,738           12,135
   Programs                                                                 931            1,578
   Other                                                                  2,000            8,330
                                                                       --------         --------

           Total expenses                                               105,228          107,240
                                                                       --------         --------

Income from operations                                                   14,344              500

   Interest income                                                          589              671
   Interest expense                                                       3,359            2,721
                                                                       --------         --------

Income (loss) before income taxes and cumulative effect of change in
 accounting principle                                                    11,574           (1,550)

 Provision for income taxes:
   Current                                                                8,381            4,517
   Deferred                                                              (3,454)          (3,111)
                                                                       --------        ---------

           Total provision for income taxes                               4,927            1,406
                                                                        -------        ---------

Income (loss) before cumulative effect of change in accounting
 principle                                                                6,647           (2,956)

Cumulative effect of change in accounting principle - net of tax             51                -
                                                                       --------        ---------

   Net income (loss)                                                   $  6,596         $ (2,956)
                                                                       ========         ========


                  BOARD OF TRADE OF THE CITY OF CHICAGO, INC.
                               AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (Unaudited) (in thousands)

-----------------------------------------------------------------------------------------------------

                                                                              Six Months Ended
                                                                                  June 30,
                                                                       ------------------------------
                                                                         2001                  2000
                                                                       --------              --------
Cash flows from operating activities:
   Net income (loss)                                                   $  6,596              $ (2,956)
   Adjustments to reconcile net income to net cash
        flows from operating activities:
     Cumulative effect of change in accounting principle                     87                     -
     Depreciation and amortization                                       21,984                18,181
     Loss on disposition of property and equipment                        1,346                   371
     Deferred income taxes                                               (3,454)               (3,111)
     Changes in assets and liabilities                                   (3,809)                6,369
                                                                       --------              --------

     Net cash flows from operating activities                            22,750                18,854

Cash flows from investing activities:
   Acquisition of property and equipment                                 (9,720)              (15,847)
   Proceeds from sale of property and equipment                              68                   107
   Investment in CBOT/Eurex Alliance                                          -                  (500)
                                                                       --------              --------

     Net cash flows used in investing activities                         (9,652)              (16,240)

Cash flows from financing activities:
   Payment of private placement senior notes                            (10,714)                    -
   Payment of 1997 revolving credit agreement                            (7,300)               (6,500)
   Proceeds from secured note payable                                    10,000                     -
   Payment of secured note payable                                         (489)                    -
   Additions to note payable                                              8,675                     -
   Payment of note payable                                              (10,179)                    -
   Capital contributions from members                                       196                   174
                                                                       --------              --------

     Net cash flows used in financing activities                         (9,811)               (6,326)
                                                                       --------              --------

Net increase (decrease) in cash and cash equivalents                      3,287                (3,712)

Cash and cash equivalents - Beginning of period                          28,205                22,449
                                                                       --------              --------

Cash and cash equivalents - End of period                              $ 31,492              $ 18,737
                                                                       ========              ========

Cash paid for:
   Interest                                                            $  3,310              $  3,365
                                                                       ========              ========
   Taxes                                                               $  6,500              $      -
                                                                       ========              ========

While the Board of Trade of the City of Chicago, Inc. (CBOT(R)) has filed a Registration Statement on Form S-4, including preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT(R) members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as to the other documents which the CBOT(R) has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus when it becomes available, and other documents filed by the CBOT(R) at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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